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                             March 25, 2024

       Edmund L. Reese
       Corporate Vice President and Chief Financial Officer
       Broadridge Financial Solutions, Inc.
       5 Dakota Drive
       Lake Success, NY 11042

                                                        Re: Broadridge
Financial Solutions, Inc.
                                                            Form 10-K for
Fiscal Year Ended June 30, 2023
                                                            File No. 001-33220

       Dear Edmund L. Reese:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended June 30, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Financial Condition, Liquidity and Capital Resources
       Cash Flows, page 45

   1. You report you paid $54.3 million and $102.8 million more in interest and income taxes, respectfully, for
fiscal 2023 than in fiscal 2022. However, you did not cite these as contributing factors in
your analysis of changes in the reported amount of net operating cash flows. It appears
these factors would materially affect your analysis. Please disclose all material factors
affecting the reported amount of net operating cash flows between periods, including
where material changes offset one another. Refer to Item 303 of
                                                        Regulation S-K. Also
refer to the introductory paragraph of section IV.B and all of section
                                                        B.1 of Release No.
33-8350 for guidance regarding the analysis of operating cash flows. Further,
quantify variance factors cited in all annual and interim
                                                        period reports pursuant
to section III.D of Release No. 33-6835.
 Edmund L. Reese
Broadridge Financial Solutions, Inc.
March 25, 2024
Page 2



       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stephen Kim at 202-551-3291 or Doug Jones at 202-551-3309 with any questions.



FirstName LastNameEdmund L. Reese                         Sincerely,
Comapany NameBroadridge Financial Solutions, Inc.
                                                          Division of
Corporation Finance
March 25, 2024 Page 2                                     Office of Trade &
Services
FirstName LastName